Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 18, 2018

Relating to Preliminary Prospectus dated April 12, 2018

Registration Statement No. 333-223477

Vrio Corp.

Update and Supplement to Preliminary Prospectus

This free writing prospectus relates to the initial public offering of shares of Class A common stock of Vrio Corp. (“Vrio”) and should be read together with the preliminary prospectus dated April 12, 2018 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-223477) relating to this offering of our Class A common stock, which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1722854/000119312518115875/d495675ds1a.htm

References to “Vrio”, “we”, and “our” are used in the manner described in the Preliminary Prospectus and all terms not defined herein are used in the manner defined in the Preliminary Prospectus. This free writing prospectus updates and supplements the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 22 of the Preliminary Prospectus.

The following information updates and supplements the Preliminary Prospectus.

Class A common stock offered by us	15,000,000 shares (reduced from 29,684,000 shares) (or 17,250,000 shares (reduced from 34,136,600 shares) if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Common stock to be outstanding after this offering	15,100,000 shares (reduced from 29,784,000 shares) of Class A common stock (or 17,350,000 shares (reduced from 34,236,600 shares) of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

166,570,627 shares of Class B common stock.

Common stock to be held by AT&T after this offering	100,000 shares of Class A common stock.

166,570,627 shares of Class B common stock.

Initial Public Offering Price Range	$16.00-17.00 (adjusted from prior range of $19.00 to $22.00).

Option to purchase additional shares of Class A common stock	The underwriters have an option to purchase a maximum of 2,250,000 additional shares of Class A common stock from us. The underwriters can exercise this option at any time within 30 days from the date of the final prospectus.

Use of proceeds	We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $216 million ($252 million if the underwriters exercise in full their option to purchase additional shares) based on an assumed initial public offering price of $16.50 per share (the midpoint of the price range set forth above).

We intend to use the net proceeds from the sale of the shares of our Class A common stock together with cash on hand, to repay a portion of related-party indebtedness owed to AT&T and/or to make a distribution to AT&T.

Controlling Stockholder	We are currently a wholly-owned subsidiary of AT&T. Upon completion of this offering, AT&T will own 0.7% of the outstanding shares of our Class A common stock (or 0.6% if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full) and 100% of the outstanding shares of our Class B common stock, giving AT&T 99.1% of the combined voting power and 91.7% of the economic interest of our outstanding common stock (or 99.0% and 90.6%, respectively, if the underwriters exercise their option to purchase additional shares in full).

DILUTION

After giving effect to (i) the sale of shares of Class A common stock in this offering at the assumed initial public offering price of $16.50 per share of Class A common stock (the midpoint of the price range set forth above) after deducting the estimated underwriting discounts and commissions and estimated offering expenses and (ii) the application of the net proceeds from this offering as described under “Use of Proceeds”, our pro forma net tangible book value (deficit) would have been $(1,043) million, or $(5.74) per share of common stock. This represents an immediate dilution of $22.24 per share of common stock to investors purchasing shares of our Class A common stock in this offering.

The following table illustrates this per share dilution

Assumed initial public offering price per share of Class A common stock		$16.50
Pro forma net tangible book value (deficit) per share of common stock as of December 31, 2017	$(6.26)
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of Class A common stock in this offering	$0.52

Pro forma as adjusted net tangible book value (deficit) per share of common stock as of December 31, 2017		$(5.74)
Dilution per share of Class A common stock to new investors in this offering		$22.24

A $1.00 increase/(decrease) in the assumed initial public offering price of $16.50 per share of Class A common stock (the midpoint of the price range set forth above) would not impact our pro forma net tangible book value (deficit) or our pro forma net tangible book value (deficit) per share of common stock, but it would increase/(decrease) dilution per share of Class A common stock to new investors in this offering by $1.00.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book value (deficit) per share of common stock after giving effect to this offering and the use of proceeds therefrom would have been $(1,043) million, or $(5.67) per share of Class A common stock. This results in dilution in pro forma net tangible book value (deficit) of $22.17 per share to new investors.

Conforming changes will be deemed made wherever applicable in the Preliminary Prospectus to reflect the changes in Class A common stock being offered by us and the changes in the estimated offering price range described above. Such conforming changes will also be reflected in the Amendment No. 4 to the Registration Statement on Form S-1 relating to the offering.

Vrio has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Vrio has filed with the SEC for more complete information about Vrio and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, by facsimile at (212) 902-9316 or by email at prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204; Citigroup Global Markets Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (800) 831-9146; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.